Exhibit 3.1

State of Delaware
Secretary’ of State
Division of Corporations
Delivered 10:44 AM 03/17/2021
FILED 10:44 AM 03/17/2021
SR 20210937651 - File Number 3071430

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

IFIT HEALTH & FITNESS INC

March 17, 2021

Pursuant to Section 242 and Section 245 of the General Corporation Law of the State of Delaware, iFit Health & Fitness Inc has adopted this Fourth Amended and Restated Certificate of Incorporation restating, integrating and further amending its Certificate of Incorporation (originally filed July 20, 1999 under the name “HF Holdings, Inc.”), which Fourth Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of said Section 242 and Section 245. This Fourth Amended and Restated Certificate of Incorporation has been approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware. This Fourth Amended and Restated Certificate of Incorporation shall be effective on March 17, 2021.

ARTICLE I

The name of the Corporation is iFit Health & Fitness Inc (the “Corporation”).

ARTICLE II

The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

(A) Classes of Stock. The Corporation shall have two classes of stock, Common Stock, $0.001 par value per share (“Common Stock”), and Preferred Stock, $0.001 par value per share (“Preferred Stock”). The total number of shares that the corporation shall have authority to issue is 12,000,000 shares of Common Stock and 235 shares of Preferred Stock.

(B) Powers, Rights, Preferences, Privileges and Restrictions of Preferred Stock. 210 shares of the authorized Preferred Stock of the Corporation have been designated as “Series A Preferred Stock” (“Series A Preferred Stock”) and 25 shares of the authorized Preferred Stock of the Corporation have been designated as “Series B Preferred Stock” (“Series B Preferred Stock”). The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) From and after the date of issuance of any shares of Series A Preferred Stock, dividends shall accrue on the shares of Series A Preferred Stock at the rate per annum equal to (i) 7.0% from the date of issuance of such Series A Preferred Stock until (and including) November 29, 2026, and (ii) thereafter, 10,0%, in each case, on the sum of (A) the Liquidation Value of each outstanding share of Series A Preferred Stock, plus (B) all previously compounded accrued dividends (the “Series A Accruing Dividends”). Series A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative, compounding each quarter. Interest will be computed on the basis of a 365/366-day year.

(b) From and after the date of issuance of any shares of Series B Preferred Stock, dividends shall accrue on the shares of Series B Preferred Stock at the rate per annum equal to 7,0% on the sum of (A) the Liquidation Value of each outstanding share of Series B Preferred Stock, plus (B) all previously compounded accrued dividends, accruing from the date of issuance of such Series B Preferred Stock (the “Series B Accruing Dividends”; the Series A Accruing Dividends and the Series B Accruing Dividends are referred to together as the “Accruing Dividends”). Series B Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative, compounding each quarter. Interest will be computed on the basis of a 365/366-day year.

(c) After payment of such dividends in accordance with Article IV(B)l(a) and Article IV(B)l(b), any additional dividends or distributions shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock then held by each holder calculated on the record date for determination of holders entitled to such dividend. In addition, dividends permitted under Sections 5.1.5 and 5.2.4 of the Investors’ Agreement (in the form in effect as of the date hereof and without regard for any amendment following the date hereof) shall be permitted to be made by the Corporation prior to payment in full of the dividends in accordance with Article IV(B)l(a) and Article IV(B)l(b).

2. Liquidation.

(a) Upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary), each holder of Series A Preferred Stock shall be entitled to be paid, before any distribution or payment is made upon any Series A Junior Stock, an amount in cash equal to the Series A Mandatory Payment Price, payable in accordance with Article IV(B)3(b)(i), and the holders of Series A Preferred Stock shall not be entitled to any further payment with respect to their shares of Series A Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation the assets of the Corporation to be distributed among the holders of the Series A Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid under this Article IV(B)2(a), then the entire assets available to be distributed to the Corporation’s stockholders shall be distributed pro rata among such holders based upon the aggregate Series A Mandatory Payment Price of the Series A Preferred Stock held by each such holder.

(b) Upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary), and following the distribution required by Article IV(B)2(a), each holder of Series B Preferred Stock shall be entitled to be paid, before any distribution or payment is made upon any Series B Junior Stock, an amount in cash per share of Series B Preferred Stock held by such holder equal to the sum of (A) the Liquidation Value of each outstanding share of Series B Preferred Stock, plus (B) all accrued but unpaid Accruing Dividends thereon at the time of payment. If upon any such liquidation, dissolution or winding up of the Corporation the assets of the Corporation to be distributed among the holders of the Series B Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid under this Article IV (B)2(b), then the entire assets available to be distributed to the Corporation’s stockholders shall be distributed pro rata among such holders based on the number of shares of Series B Preferred Stock held by each.

(c) Upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary), and following the distribution required by Article IV(B)2(a) and Article IV(B)2(b), all of the remaining proceeds available for distribution to stockholders of the Corporation shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(d) Not less than 30 days prior to the payment dates stated in Article IV(B)2(a) and Article IV(B)2(b), the Corporation shall deliver written notice of any such liquidation, dissolution or winding up to each record holder of Preferred Stock, setting forth in reasonable detail the amount of proceeds to be paid with respect to each share of Preferred Stock and each share of Common Stock in connection with such liquidation, dissolution or winding up. Neither the consolidation or merger of the Corporation into or with any other entity or entities (whether or not the Corporation is the surviving entity), nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation nor any other form of recapitalization or reorganization affecting the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Article IV(B)2.

3. Optional and Mandatory Payments.

(a) Optional Payment by the Corporation.

(i) From and after October 2, 2023, the Corporation may, at any time and from time to time pay in respect of all or any portion of the outstanding shares of Series A Preferred Stock (provided that the amount paid by the Corporation to any holder of Series A Preferred Stock in respect of any such payment must be equal to or greater than $ 100,000) a price per share equal to the Series A Mandatory Payment Price; provided, that the Corporation shall not consummate an Initial Public Offering within nine (9) months of any such optional payment.

(ii) From and after March 17, 2024, the Corporation may, at any time and from time to time pay in respect of all or any portion of the outstanding shares of Series B Preferred Stock (provided that the amount paid by the Corporation to any holder of Series B Preferred Stock in respect of any such payment must be equal to or greater than $ 100,000) a price per share equal to Series B Mandatory Payment Price.

(iii) For the avoidance of doubt, notwithstanding any payment in full in respect of the shares of Preferred Stock, each holder of shares of Preferred Stock shall have the right to enforce this Article IV(B)3(a) and any breach hereof. For the avoidance of doubt, a payment in respect of less than all of the outstanding shares of Preferred Stock under this Article IV(B)3(a) shall not relieve the Corporation of its other obligations (including under Article IV(B)3(b) below).

(b) Mandatory Payment Event.

(i) The Corporation shall pay in full all of the outstanding shares of Series A Preferred Stock upon the occurrence of a Series A Mandatory Payment Event at a price per share equal to the greater of (i) sum of (A) the Liquidation Value of each outstanding share of Series A Preferred Stock, plus (B) all accrued but unpaid Series A Accruing Dividends thereon at the time of payment, and (ii) 150% of the Liquidation Value of such outstanding share of Series A Preferred Stock (the greater of clauses (i) and (ii), the “Series A Mandatory Payment Price”); provided that, in the event of any Series A Mandatory Payment Event that is an Initial Public Offering that is consummated on or prior to September 30, 2021, the Corporation shall pay to the holders of the Series A Preferred Stock, in respect of all but not less than all of the shares of Series A Preferred Stock, a price equal to 125% of the Liquidation Value of each such share of Series A Preferred Stock (the “Minimum IPO Return”); provided further, that the Minimum IPO Return shall increase by an amount equal to 5% of the Liquidation Value on October 1, 2021 and on each six (6)-month anniversary of October 1, 2021 thereafter; provided further that in no event shall the Minimum IPO Return exceed 150% of the Liquidation Value. Upon an Initial Public Offering, the Minimum IPO Return shall be paid as follows: (i) an amount equal to (A) at the Corporation’s option, not less than 50% but not greater than 80%, of 125% of the Liquidation Value (provided that, from and after January 1, 2022, the Corporation shall no longer have such option, and such amount contemplated by this clause (A) shall be equal to 50% of 125% of the Liquidation Value) plus (B) at L Catterton’s option, up to 50% of any increase in the Minimum IPO Return above 125% of the Liquidation Value in accordance with the second proviso in the immediately preceding sentence, shall be paid in cash; and (ii) the remainder of the applicable Minimum IPO Return shall be paid in a number of IPO Securities of the Corporation in an amount equal to (x) the dollar value of such remainder of the applicable Minimum IPO Return, divided by (y) the Series A IPO Conversion Price.

(ii) Upon the occurrence of a Series B Mandatory Payment Event that is not an Initial Public Offering, the Corporation shall pay in full all of the outstanding shares of Series B Preferred Stock at a price per share equal to sum of (A) the Liquidation Value of each outstanding share of Series B Preferred Stock, plus (B) all accrued but unpaid Series B Accruing Dividends thereon at the time of payment (such sum, the “Series B Mandatory Payment Price”). The Corporation shall pay any amounts to be paid pursuant to this Article IV(B)3(b)(ii) in cash.

(iii) Upon the occurrence of an Initial Public Offering that is consummated prior to January 1, 2022, the Corporation shall pay in full all of the outstanding shares of Series B Preferred Stock at a price per share equal to the Liquidation Value of each outstanding share of Series B Preferred Stock and the holders of Series B Preferred Stock shall receive no payment or consideration in respect of any accrued but unpaid Accruing Dividends thereon at the time of payment. Upon the occurrence of an Initial Public Offering that is consummated on or after January 1, 2022, the Corporation shall pay in full all of the outstanding shares of Series B Preferred Stock at a price per share equal to the sum of (A) the Liquidation Value of each outstanding share of Series B Preferred Stock, plus (B) all accrued but unpaid Series B Accruing Dividends thereon at the time of payment. The Corporation shall pay any amounts to be paid pursuant to this (iii)Article IV(B)3(b)(iii) in a number of IPO Securities of the Corporation in an amount equal to (x) the dollar value of such applicable payment amount, divided by (y) the Series B IPO Conversion Price.

(c) End Date Repayment.

(i) On November 29, 2030, the Corporation shall pay the holders of shares of Series A Preferred Stock an amount in cash equal to the Series A Mandatory Payment Price.

(ii) On March 17, 2026, the Corporation shall pay the holders of shares of Series B Preferred Stock an amount in cash per share of Series B Preferred Stock equal to the Series B Mandatory Payment Price.

(d) Repayment Generally.

(i) Following any payment in full of any share of Series A Preferred Stock pursuant to this Article IV(B)3, the Liquidation Value per such share of Series A Preferred Stock shall be zero, dividends shall cease to accrue on such share of Series A Preferred Stock, and such share of Series A Preferred Stock shall have no further economic or other rights hereunder.

(ii) Following any payment in full of any share of Series B Preferred Stock pursuant to this Article IV(B)3, such share of Series B Preferred Stock shall be automatically redeemed and retired, and such share of Series B Preferred Stock shall have no further economic or other rights hereunder.

4. Conversion. The shares of Preferred Stock shall not be convertible into shares of Common Stock.

5. No Voting Rights. The shares of Preferred Stock shall have no voting rights.

6. Events of Default.

(a) Event of Default. Each of the following shall constitute an “Event of Default”:

(i) any default by the Corporation in (A) the payment of the Liquidation Value in respect of each share of Series A Preferred Stock when the same becomes payable on November 29, 2030 pursuant to Article IV(B)3(c), pursuant to Article IV(B)6(b) or otherwise or (B) the making of any payment required to be made upon a Series A Mandatory Payment Event under Article IV(B)3(b), and such default continues for a period of five (5) Business Days;

(ii) the Corporation fails to comply in any material respect with Section 5.2 of the Investors’ Agreement as and when required and such failure continues for thirty (30) days after the earlier of (A) receipt of written notice from any holder of Preferred Shares of such actual failure of the Corporation and (B) the receipt of notice described below in Article IV(B)6(a)(v);

(iii) the Corporation, or any Material Subsidiary or any group of Subsidiaries of the Corporation that, taken together, would constitute a Material Subsidiary, makes an assignment for the benefit of creditors generally, files a petition in bankruptcy, is adjudicated insolvent or has entered against it an order for relief under Bankruptcy Laws, petitions or applies to any tribunal for any receiver or trustee (for itself or its assets in connection with the bankruptcy, insolvency, or in the case of the Corporation only, the liquidation of such Person), commences any proceeding relating to itself under any bankruptcy, reorganization, readjustment of debt law or statute of any jurisdiction, has commenced against it involuntarily any such proceeding (provided such involuntary proceeding remains undismissed for the earlier of a period of 60 days or until an order for relief is entered), or indicates its consent to, approval of or acquiescence in any such proceeding, or any receiver of or trustee for the Corporation or any of its Subsidiaries or any substantial part of their property is appointed; or

(iv) the Corporation fails to observe or perform any term of (A) one or more items of Material Indebtedness or (B) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Material Indebtedness, in each case beyond the grace period provided therein, if any, if the effect of such breach or default is to cause that Material Indebtedness to become or be declared due and payable (or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; provided, that this clause (iv) shall not apply to secured Material Indebtedness that becomes due (and is paid in accordance with its terms) as a result of the voluntary sale or transfer of the property or assets securing such Material Indebtedness if such sale or transfer is permitted hereunder.

(v) The Corporation shall deliver to each holder of shares of Series A Preferred Stock, within five (5) Business Days after its knowledge of the occurrence thereof, written notice in the form of a certificate signed by the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer, or Vice-President-Finance of the Corporation of any Event of Default and any event which with the giving of notice or the lapse of time would become an Event of Default and what action the Corporation is taking or proposes to take with respect thereto.

(b) Acceleration. If an Event of Default (other than an Event of Default specified in Article IV(B)6(a)(iii)) occurs and is continuing, the Series A Required Holders, by notice to the Corporation, may declare the outstanding Series A Mandatory Payment Price (as set forth in Article IV(B)3(b)(i)) to be due and payable. Upon such a declaration, such Series A Mandatory Payment Price with respect to the Series A Preferred Stock shall be payable in cash immediately. If an Event of Default specified in Article IV(B)6(a)(iii) occurs and is continuing, the outstanding Series A Mandatory Payment Price (as set forth in Article IV(B)3(b)(i)) in respect of all shares of Series A Preferred Stock shall ipso facto become and be immediately payable without any declaration or other act on the part of any holder of shares of Series A Preferred Stock.

The Series A Required Holders may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of the Series A Mandatory Payment Price or Liquidation Value and Accruing Dividends, as applicable, that have become payable solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

A delay or omission by any holder of Series A Preferred Stock in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are, to the extent permitted by law, cumulative.

(c) Waiver of Past Defaults. The Series A Required Holders may waive any past or existing Default and its consequences except (i) a Default in the payment of the Series A Mandatory Payment Price or Liquidation Value and Accruing Dividends, as applicable, on the shares of Series A Preferred Stock or (ii) a Default in respect of a provision that under Article IV(B)6(d) or Article IV(B)9 cannot be amended without the consent of each holder of shares of Series A Preferred Stock affected. When a Default is waived, it is deemed cured, and any Event of Default arising therefrom shall be deemed to have been cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

(d) Rights of Holder to Receive Payment. Notwithstanding any other provision of this this Fourth Amended and Restated Certificate of Incorporation, the right of any holder of shares of Series A Preferred Stock to receive payment of the outstanding Series A Mandatory Payment Price of or Liquidation Value of and Accruing Dividends on the shares of Series A Preferred Stock, as applicable, under this this Fourth Amended and Restated Certificate of Incorporation on or after the respective payment dates expressed in this Fourth Amended and Restated Certificate of Incorporation, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder.

(e) Waiver of Stay or Extension Laws. The Corporation (to the extent it may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of its obligations under this Fourth Amended and Restated Certificate of Incorporation, and the Corporation (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to any holder of shares of Series A Preferred Stock, but shall suffer and permit the execution of every such power as though no such law had been enacted.

7. Definitions.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Bankruptcy Law” means Title 11, United States Code, or any similar Federal or state law for the relief of debtors.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in the City of New York or Boston are authorized or required by law to remain closed.

“Capital Stock” means, for any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) the equity of such Person, but excluding any debt securities convertible into such equity at a non-fixed conversion price and excluding any non-convertible preferred stock.

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Initial Public Offering” shall mean the first public offering of shares of Common Stock registered on form S-l (or any successor form) under the Securities Act or a SPAC Transaction.

“Investors’ Agreement” means that certain Amended and Restated Investors’ Agreement, dated as of October 2, 2020, by and among the Corporation, Pamplona and L Catterton and the other stockholders of the Corporation party thereto, and subject to the parenthetical in Article IV(B)(l)(c), as the same may be amended from time to time in accordance with its terms.

“IPO Security” means, with respect to any Initial Public Offering, the class of Common Equity offered to the public in connection with such Initial Public Offering.

“L Catterton” means LC9 CONNECTED HOLDINGS, LP, a Delaware limited partnership.

“Liquidation Value” means $1,000,000.

“Material Indebtedness” means indebtedness in an aggregate principal amount equal to or greater than $ 10,000,000.

“Material Subsidiary” means any Subsidiary of the Corporation now existing or hereafter acquired or formed and each successor thereto that (i) for the most recent period of four consecutive fiscal quarters of the Corporation accounted (on a consolidated basis with its Subsidiaries) for 10% or more of the revenues of the Corporation or (ii) as of the end of such fiscal quarter, was (on a consolidated basis with its Subsidiaries) the owner of 10% or more of the total assets of the Issuer, as shown on the consolidated financial statements of the Corporation for such fiscal quarter.

“Pamplona” means ICON PREFERRED HOLDINGS, L.P., a Delaware limited partnership.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, all as from time to time in effect.

“Series A IPO Conversion Price” means, with respect to an Initial Public Offering, (x) the public offering price per share of the IPO Securities in the Initial Public Offering multiplied by (y) 85%.

“Series A Junior Stock” means the Common Stock, the Series B Preferred Stock and each other class of the Corporation’s capital stock or series of preferred stock established after October 2, 2020, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

“Series A Mandatory Payment Event” means any Series B Mandatory Payment Event or an acceleration in accordance with Article IV(B)(6)(b) above.

“Series A Required Holders” means, as of any date, the holders of at least a majority of the shares of Series A Preferred Stock outstanding on such date.

“Series B IPO Conversion Price” means, with respect to an Initial Public Offering, (x) the public offering price per share of the IPO Securities in the Initial Public Offering multiplied by (y) 80%.

“Series B Junior Stock” means the Common Stock and each other class of the Corporation’s capital stock or series of preferred stock established after the date hereof, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series B Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

“Series B Mandatory Payment Event” means any of the following: (a) any liquidation, dissolution or winding-up of the operations of the Corporation; (b) an Initial Public Offering; (c) the merger or consolidation of the Corporation with another entity, or sale of securities of the Corporation or any of its Subsidiaries, in which the holders of outstanding voting securities of the Corporation as of immediately prior to such merger or consolidation cease to own, directly or indirectly, greater than 51% of the outstanding voting securities of the entity surviving such merger or consolidation or sale; or (d) the sale of all or substantially all of the assets of the Corporation and its Subsidiaries, on a consolidated basis.

“Series B Required Holders” means, as of any date, the holders of at least a majority of the shares of Series B Preferred Stock outstanding on such date.

“SPAC” means a special purpose acquisition company (i.e., a blank check company formed to effect a business combination) that is (i) a Person that at the time of measurement, owns or controls less than 5% of the Company’s shares of Common Stock and is not controlled by or under common control with any Person that owns 5% or more of the Company’s shares of Common Stock, (ii) if listed on a securities exchange in the United States, a registrant under the Exchange Act and (iii) listed on a securities exchange (whether in the United States or otherwise).

“SPAC Transaction” means any transaction or series of related transactions in which the Company or any of its Subisidaries is, directly or indirectly, acquired by or combines with, whether by purchase, exchange, tender offer, merger, consolidation or otherwise, a SPAC.

“Subsidiary” means, with respect to any Person (other than any natural Person), a corporation or other entity (including partnerships or limited liability companies), the equity interests of which having ordinary voting power to elect a majority of the board of directors of such corporation or managers of such other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries or both, by such Person.

“Third Party Specified Transaction” means, prior to an Initial Public Offering, any issuance or sale of Series A Junior Stock of the Corporation to any third party purchaser identified to the holders of Series A Preferred Stock prior to the date of issuance of the Series A Preferred Stock and set forth on Schedule 1 to each Warrant.

“Warrants” means (i) that certain Warrant issued by the Corporation to L Catterton on October 2, 2020, as it may, from time to time, be divided into multiple warrants, and as amended, modified or supplemented in accordance with such Warrant and the Investors’ Agreement and (ii) that certain Warrant to be issued by the Corporation to Pamplona pursuant to the Securities Purchase Agreement by and among Pamplona, L Catterton and the Company, dated as of October 2, 2020, as such Warrant may, from time to time, be divided into multiple warrants, and as amended, modified or supplemented in accordance with such Warrant and the Investors’ Agreement.

8. Transfer. In the event of any transfer of any shares of Series A Preferred Stock, the holder thereof hereby agrees to transfer such holder’s shares of Series A Preferred Stock and the corresponding Warrant or the Warrant Shares (as defined under the applicable Warrant), as applicable, proportionally to the same transferee, and any attempted transfer of any shares of Series A Preferred Stock without a transfer of the proportional portion of the applicable Warrant or number of Warrant Shares shall be of no effect; provided, that, for the avoidance of doubt, in no event shall any holder of Series A Preferred Stock be required to transfer to the Corporation, or otherwise cause the Corporation to make any payments in respect of, any Warrants or Warrant Shares held by such holder in connection with any payment of the Series A Mandatory Payment Price by the Company.

9. Amendment.

(a) No amendment, modification, alteration, repeal or waiver of (i) any provision of this Fourth Amended and Restated Certificate of Incorporation that would adversely affect the rights, preferences, privileges or powers of the Series A Preferred Stock or any holder thereof or (ii) any provision of Article IV(B)l(a), Article IV(B)2(a), Article IV(B)3(a)(i), Article IV(B)3(a)(iii), Article IV(B)3(b)(i), Article IV(B)3(c)(i), Article IV(B)3(d), Article IV(B)6, Article IV(B)8, or Article IV(B)9(a), in the case of each of clauses (i) and (ii), shall be binding or effective without the prior written consent of the Series A Required Holders.

(b) No amendment, modification, alteration, repeal or waiver of (i) any provision of this Fourth Amended and Restated Certificate of Incorporation that would adversely affect the rights, preferences, privileges or powers of the Series B Preferred Stock or any holder thereof or (ii) any provision of Article IV(B)l(b), Article IV(B)2(b), Article IV(B)3(a)(ii), Article IV(B)3(a)(iii), Article IV(B)3(b)(ii), Article IV(B)3(b)(iii), Article IV(B)3(c)(ii), Article IV(B)3(d) or Article IV(B)9(b), in the case of each of clauses (i) and (ii), shall be binding or effective without the prior written consent of the Series B Required Holders; provided, that, no consent of the Series B Required Holders for an amendment, modification, alteration, repeal or waiver of Article IV(B)3(a)(iii) that relates solely to Series A Preferred Stock.

(c) Notwithstanding anything in Article IV(B)9(a) or Article IV(B)9(b), no amendment, modification, alteration, repeal or waiver shall (i) change the payment dates set forth in Article IV(B)3(c), or (ii) reduce the Liquidation Value or any interest rate or premium hereunder, without the prior written consent of each holder of Preferred Stock affected. After an amendment under this Article IV(B)9 becomes effective, the Corporation shall mail to the holders of Preferred Stock a notice briefly describing such amendment. The failure to give such notice to all holders of Preferred Stock, or any defect therein, shall not impair or affect the validity of an amendment under this Article IV(B)9.

10. Notices. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder’s address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

11. Subordination. Notwithstanding anything to the contrary contained in this Fourth Amended and Restated Certificate of Incorporation, the Corporation shall not make and is not and shall not be obligated to make any payment of any kind or character, whether in cash, property, securities or otherwise, to any holder of Preferred Stock in respect of such holder’s Preferred Stock other than payments in the form of Common Equity until the Senior Payoff (as defined in the Investors’ Agreement). Notwithstanding anything to the contrary contained elsewhere in this Fourth Amended and Restated Certificate of Incorporation, no amendment, modification, alteration, repeal or waiver of this Article IV(B)11 shall be binding or effective without the prior written consent of the holders of a majority of the outstanding principal amount under the Pamplona Note (as defined in the Investors’ Agreement).

(C) Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. The holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors in respect of the Common Stock; provided, that the holders of the L Catterton Warrant Securities and the Pamplona Warrant Securities (solely underlying the Pamplona Additional Warrant and not the Pamplona Original Warrant) (each term as defined in the Investors’ Agreement) shall not be entitled to receive any dividends payable in connection with the Third Party Specified Transaction (any such dividend, a “Third Party Specified Transaction Dividend”), until the amount of such dividends in the aggregate exceeds $10,000,000.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Article IV(B)2 hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

ARTICLE V

The election of directors need not be by written ballot unless the by-laws shall so require.

ARTICLE VI

In furtherance and not in limitation of the power conferred upon the board of directors of the Corporation by law, the board of directors of the Corporation shall have power to make, adopt, alter, amend and repeal from time to time by-laws of the Corporation, subject to the right of the stockholders of the Corporation entitled to vote with respect thereto to alter and repeal by-laws made by the board of directors of the Corporation.

ARTICLE VII

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined. No amendment or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article VII shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

ARTICLE VIII

The books of the Corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the board of directors of the Corporation or in the by-laws of the Corporation.

ARTICLE IX

If at any time the Corporation shall have a class of stock registered pursuant to the provisions of the Securities Exchange Act of 1934, for so long as such class is so registered, any action by the stockholders of such class must be taken at an annual or special meeting of stockholders and may not be taken by written consent.

ARTICLE X

This Corporation shall not be governed by Section 203 of the Delaware General Corporation Law.

ARTICLE XI

Each director of the Corporation shall have (1) vote on any and all matters that the directors of the Corporation take action upon (whether under this Fourth Amended and Restated Certificate of Incorporation, the Delaware General Corporation Law or otherwise), whether taken at a meeting of the board of directors of the Corporation or any committee thereof, or by written consent of the board of directors of the Corporation or any committee thereof; provided, however, that, in accordance with the authority provided in Section 141(d) of the Delaware General Corporation Law, (i) during times when the board of directors of the Corporation has been reduced to less than eleven members, the Pamplona Designated Director (as defined in the Investors’ Agreement) shall cast a fraction (rounded down to the nearest tenth of a vote) of a vote on any action of the board of directors of the Corporation (whether under this Fourth Amended and Restated Certificate of Incorporation, the Delaware General Corporation Law or otherwise), whether taken at a meeting of the board of directors of the Corporation or by written consent of the board of directors of the Corporation, such that the number of votes that may be cast by the Pamplona Designated Director does not exceed nine (9) percent of the total number of votes that may be cast by all of the directors on the board of directors of the Corporation at such time and (ii) in the case of matters of a committee of the board of directors of the Corporation that includes the Pamplona Designated Director, the Pamplona Designated Director shall cast a fraction (rounded down to the nearest tenth of a vote) of a vote on any action of such committee (whether under this Fourth Amended and Restated Certificate of Incorporation, the Delaware General Corporation Law or otherwise), whether taken at a meeting of such committee or by written consent of such committee, such that the number of votes that may be cast by the Pamplona Designated Director does not exceed nine (9) percent of the total number of votes that may be cast by all members of such committee at such time.

ARTICLE XII

This Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any Pamplona Designated Director, unless such matter, transaction or interest is presented to such Pamplona Designated Director expressly and solely in such Pamplona Designated Director’s capacity as a director of the Corporation while such Pamplona Designated Director is performing services in such capacity or (ii) any L Catterton Designated Director, any holder of Pamplona Warrant Securities or any holder of L Catterton Warrant Securities (each term as defined in the Investors’ Agreement) or any partner, member, director, stockholder, employee, Affiliate or agent of any such holder, other than an individual (or any entity which such individual controls) who is an employee of the Corporation or any of its Subsidiaries. Any repeal or modification of this Article XII will only be prospective and will not affect the rights under this Article XII in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Fourth Amended and Restated Certificate of Incorporation, the affirmative vote of (a) the holders of at least a majority of the Pamplona Warrant Securities then outstanding, will be required to amend or repeal, or to adopt any provisions in this Article XII relating to the Pamplona Designated Director or the holders of Pamplona Warrant Securities that are inconsistent with this Article XII and (b) the holders of at least a majority of the L Catterton Warrant Securities then outstanding will be required to amend or repeal, or to adopt any provisions in this Article XII relating to the L Catterton Designated Director or the holders of L Catterton Warrant Securities that are inconsistent with this Article XII.

[Signature page follows]

THE UNDERSIGNED hereby certifies that the facts stated above are true as of the date first written above.

IFIT HEALTH & FITNESS INC

By:	/s/ Scott R. Watterson
Name:	Scott R. Watterson
Title:	Chairman & Chief Executive Officer

[Signature Page to Fourth Amended and Restated Certificate of Incorporation]